Video Services Corporation owns 100 percent (100%) of the following companies, directly or indirectly, except as otherwise indicated:

(i)     A.F. Associates, Inc., a New Jersey corporation
(ii)    AFA Products Group, Inc., a New Jersey corporation
(iii)   Atlantic Satellite Communications, Inc., a New Jersey corporation
(iv)    Video Rentals, Inc., a New Jersey corporation
(v)     Waterfront Communications Corporation, a New York corporation
(vi)    VSC Corporation, a Delaware corporation
(vii)   VSC MAL Corp., a Delaware corporation
(viii)  VSC LIMA Corp., a Delaware corporation
(ix)    Manhattan Transfer/Edit, Inc., a Delaware corporation
(x)     VSC Express Courier, Inc., a New Jersey corporation
(xi)    International Post Finance Limited, a Delaware corporation
(xii)   Audio Plus Video International, Inc., a New Jersey corporation
(xiii)  CABANA Corp., a Delaware corporation
(xiv)   The Post Edge, Inc., a Florida corporation
(xv)    International Post Leasing Limited, a Delaware corporation